Exhibit 99.1

Genius Sports Announces Close of Acquisition of Legend

Continues to expect Acquisition to be immediately accretive to Group Adjusted EBITDA margins and Free Cash Flow conversion.

NEW YORK, US 1st May 2026 – Genius Sports Limited (“Genius Sports”) (NYSE:GENI), a global leader in real-time sports data, today announced it has completed its previously announced acquisition of Legend, a global, digital sports and gaming media network.

Legend provides a scaled media platform, with world-class marketing technology powering owned and operated digital properties including Covers.com, Casino.org and Casino Guru. In 2025, Legend generated 320 million annual visits from 118 million unique visitors, with more than two-thirds returning on a regular basis.

With the acquisition of Legend, Genius Sports is uniquely positioned as the only company operating two synergistic businesses across official sports data, and media and advertising.

“Genius Sports has spent years building the data infrastructure behind modern sport. With Legend, we now extend that into the moment where fans choose to participate and act,” said Mark Locke, CEO of Genius Sports. “This combination not only strengthens our core sports business but also expands our ability to monetize new audiences in iGaming, increasing the economic value of our platform across both verticals and driving significant cash flow.”

Genius Sports plans to provide additional details and updates during its upcoming earnings call on Thursday, May 7, 2026.

ENDS

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences across the entire sports industry.

We are the trusted partner to over 1,000 sports organizations, including many of the world’s largest leagues, teams, sportsbooks, brands and broadcasters, such as the NFL, English Premier League, NCAA, DraftKings, FanDuel, bet365, Coca-Cola, EA Sports, CBS, NBC and ESPN.

Genius Sports is uniquely positioned through AI, computer vision and big data to power the future of sports fan experiences. From delivering augmented broadcasts and enhanced highlights, to automated officiating tools, immersive betting solutions and personalized marketing activations, we connect the entire sports value chain from the rights holder all the way through to the fan.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, including but not limited to statements relating to the results of the combined company and the benefits from the Legend acquisition. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Although Genius Sports believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the outcome of any legal proceedings related to the acquisition or otherwise, including the risk of shareholder litigation in connection with the acquisition, including resulting expense; the ability of the combined company to successfully manage legal, tax and regulatory risks relating to the acquisition; difficulties and delays in integrating Legend’s business into that of Genius Sports’s business; failing to fully realize anticipated cost savings and other anticipated benefits of the acquisition when expected or at all; business disruptions from the acquisition that will harm the combined company’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the completion of the acquisition; the ability of the combined company to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the ordinary shares of Genius Sports following the acquisition, including the dilution caused by Genius Sports’s issuance of additional shares as earn-out consideration; the continued availability of capital and financing following the acquisition; the effects of global economic, political, market, and social events or other conditions; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Genius Sports undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents or communications to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact

Media

George Smith, Head of Communications

+44 (0) 7375 087 125

george.smith@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com